UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2026

Vincent LaBarbara
Chief Executive Officer
JDEV Acquisition Corp
The Galleria, 2 Bridge Avenue, Suite 241
Red Bank, New Jersey 07701

**Re: JDEV Acquisition Corp
Registration Statement on Form 10-12G
Filed February 04, 2026
File No. 000-56821**

Dear Vincent LaBarbara:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G filed February 4, 2026

General

1. We note the exclusive forum provision in Article IX of the Bylaws. Please provide clear disclosure of this provision, including whether it applies to federal securities law claims, and any risks to shareholders.
2. Please note that the registration statement will become effective by operation of law 60 days after your filing date of February 4, 2026. If you are unable to address our comments within this 60-day period, you should consider withdrawing your Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. Once the registration statement becomes effective, you are responsible for filing quarterly and other reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

Item 1. Business, page 1

3. We note your disclosure that "management is currently involved with three other blank

check companies." In Item 7, you state: "None of the directors or officers of the Company may be deemed to be promoters of any other blank check company." Please revise as appropriate to address this discrepancy. Further, please provide a discussion of any other blank check or shell companies in which any of your officers or directors may have been involved. The discussion should include the name of each company, the date of the initial public offering or registration, offering price, aggregate dollar amount raised, purpose of the offering, any business combinations that have occurred, dates of such transactions, consideration given and/or received, and any officers or directors subsequent involvement in the company.

Item 10. Recent Sales of Unregistered Securities, page 13

4. We note that the company was incorporated on November 26, 2025. We also note that there were 5,500,000 shares issued and outstanding on December 31, 2025. Please revise to provide the disclosure required by Item 701 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joseph M. Lucosky, Esq.